Exhibit A



Peptinovo

Peptinovo's smart drug delivery platform can safely carry stronger doses of proven drugs directly into tumors

Problem: Peptinovo is seeking to meet the principal objectives of first- line chemotherapy: which are to cure cancer, prolong survival, and improve quality of life. Tumor destruction is increased while side effects are greatly reduced.

Solution: Peptinovo's smart targeted drug delivery platform Peptide-Amphiphile Lipid Micelle (PALM™) can safely carry stronger doses of proven drugs directly into tumors while keeping them away from healthy tissues. PALM exploits a mechanism cancer cells use to grow but instead, like a Trojan horse, delivers the drug causing cancer cell death.

Business model: Our goal is to develop product through Phase 1b/ 2a trials at which point a pharma partner will bring the product to market.

Market: $145M US ovarian cancer market. Can expand into other cancer indications using one chemotherapy drug paclitaxel. Can then carry many other leading chemotherapy drugs treating more forms of cancer. Acquiring partner could attain $15B in sales.

Accomplishments: Completed pharma development
Finishing final pre-clinical animal testing
Completed first manufacturing run. Scaling in progress
Received composition of matter US pat 10,532,105 many other filings in process
Team of proven industry veterans

Pitch deck: files.dealum.com/2024-12/ykgnsf1elmwj...



Keiretsu Forum Northern California

Step: Forum Meeting



View in Dealum

peptinovo.com

Country: United States

steve.tokarz@peptinovo.com

734-306-3228

Product-market fit

Pharmaceutical

Funding stage: Series A

Raise instrument: Equity

Capital seeking ($): 9,500,000 - 10,000,000

Pre-money valuation ($): 19,000,000

Short description: The smart delivery mechanism allows proven approved leading chemotherapeutics to be safely delivered, and by reducing side effects, the chemotherapy drug can reach its full potential to cure cancer.

Registered/incorporated: Yes

Company legal name: Peptinovo Biopharma, Inc

Address: 600 S. Wagner, Suite
Ann Arbor, Michigan 48103

Primary currency: USD

Contact: Steve Tokarz, 734-306-3228, steve.tokarz@cantileverbp.com

Team

Management qualifications as related to this venture: Founder Ren Homan's insights into pharmacology, gained over 35+ years of success at both big pharma and early-stage start-ups, led to the PALMTM innovation. Further, the team consists of proven industry veterans who collectively cofounded 7 Biotech Start-ups with 3 sold to major corporations and 4 ongoing companies.

Further, all phases necessary for a successful product launch (Chemical Manufacturing Control, FDA regulatory strategy and processing, and non-clinical and clinical safety testing) are led by individuals who each have 30+ years of experience in drug development and commercial launch from preclinical testing through New Drug Application to Marketing Authorization Application (MAA).

Solution

Explain your product or service: Peptinovo's PALM™ smart drug delivery platform exploits a metabolic pathway that cancer cells need to grow. PALM™ hijacks that pathway to transport approved chemotherapies into the cell to destroy the cancer, enabling chemotherapy to reach its full destructive potential. PALM™ improves drug targeting and reduces off target effects leading to enhanced patient outcomes and quality of life.

Market

Users/customers overview: Our main customer are large pharma partners. They will then support sales and marketing to clinics and patients. A detailed partner summary can be provided upon request.

What is your unique value proposition? What's new about what you're doing?: Our smart drug delivery platform exploits a metabolic pathway that cancer cells need to grow. PALM hijacks the HDL pathway to transport approved chemotherapies into the cell to destroy the cancer, enabling chemotherapeutics to reach their full destructive potential. Our nanotechnology platform can safely deliver a wide variety of chemotherapy drugs and treat many types of cancer. The delivery mechanism greatly reduces off target effects leading to enhanced patient outcomes and quality of life - something standard chemotherapies struggle to accomplish.

Animal studies with rats and mice show that paclitaxel delivered via PALM™ outperforms paclitaxel (the standard-of-care) in tumor reduction and in safety. Major side effects including nerve damage body weight loss, anemia and clinical signs of stress, which significantly occur in animals injected intravenously with paclitaxel, are absent in animals treated with paclitaxel carried in PALM™.

What is the competitive advantage of your company?: Unique highly specific targeted drug delivery. Uses proven and approved chemotherapy drugs and unleashes their full potential

Which companies do you consider to be your main competitors and why?: Antibody Drug Conjugates. See Deck for more info

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Finance

Annual revenue ($): 2023: 0
2022: 0
2021: 0

Current financial year revenue ($): 2,023

Annual revenue forecast ($): 2024: 0
2025: 0
2026: 0

Monthly burn ($): 60,000

Has the company received any funding or investments to date?: Yes

How much funding and investment have you received so far in total? ($): 8,500,000

Funding stage: Series A

Raising capital: Yes

Raise instrument: Equity

Capital seeking ($): 9,500,000 - 10,000,000

Pre-money valuation ($): 19,000,000

Strategy

What is your exit strategy?: Company buyout

Exit opportunities: The goal is to reach a development milestone where multiple out-licensing can occur with several pharma partners.

Large pharma companies h gaps in their oncology product are our best candidates. Additionally we can complement or augment their ADC product or immuno-oncology/ therapeutics product line Daichi Enhurtu or Merck Keytruda as examples.

Benchmark deals continue to support exit potentials to pharma partners in the $600M to $1.3B range. One example is Peptide Dream which has attained term sheets with several pharma partners in different classes of treatment. This is a model Peptinovo will look to follow.

Other

Brief company description: Chemotherapy is a powerful tool that works - it kills cancer. It is the approved first-line therapy, a workhorse used for many types cancers with a proven, accepted method to treat cancer patients. However, chemotherapy's harmful side effects often limit its potential to cure cancer and, in many cases, the patient cannot tolerate the dosage needed for survival.

Peptinovo Biopharma has developed, and patented (US pat # 10,532,105), a smart drug delivery platform that uses existing proven chemotherapies to their full potential to improve cancer survival while also maintaining the quality of life.

Two-pager: files.dealum.com/2023-06/8cfr4mbppo2z...

Agree to 506(b): Yes
